

PUBLIC

SEC
Mail Processing
Section
SECURITIES
FEB 16 2017 W

17006243

Washingtor ANNUAL AUDITED REPORT
406 FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___JANUARY 1, 2016___ AND ENDING ___DECEMBER 31, 2016___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TRADESPOT MARKETS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 SOUTH UNIVERSITY DRIVE
(No. and Street)

DAVIE	**FLORIDA**	**33328**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BELOYAN   **954-916-3899**
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.



OATH OR AFFIRMATION

I, _____ MARK BELOYAN _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ TRADESPOT MARKETS, INC. _____ , as of _____ December _____ 31, 2016 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Tradespot Markets Inc.

Audited Financial Statements

and Report of Independent Registered

Public Accounting Firm

December 31, 2016

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Tradespot Markets, Inc.

We have audited the accompanying statement of financial condition of Tradespot Markets, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Tradespot Markets, Inc. management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradespot Markets, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 2, 2017

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CASH	$	3,142
CASH ON DEPOSIT WITH CLEARING BROKER-DEALER		15,000
ACCOUNTS RECEIVABLE		0
COMMISSION RECEIVABLE		594
OTHER ASSETS		304
TOTAL ASSETS	$	19,040

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	600
FINE SETTLEMENT PAYABLE		6,114
TOTAL LIABILITIES		6,714
COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		100
ADDITIONAL PAID-IN CAPITAL		63,230
RETAINED DEFICIT		(51,004)
TOTAL STOCKHOLER'S EQUITY		12,326
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	19,040

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2016

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Tradespot Markets Inc is a registered general securities broker-dealer which acts as a non-clearing introducing broker. The company does not hold funds or securities for customers and does not carry accounts of, or for customers.

Revenue Recognition – Income is derived from trades introduced to the clearing broker, who completes the transaction with the customer and subsequently remits the commission to the introducing broker. Income from the securities transactions and related expenses are recorded on the trade date. Income is also derived from consulting services where the Principal of the firm consults with potential issuers, and revenue is recognized when earned.

The company has entered into a clearing agreement with COR Clearing FKA Legent Clearing LLC (hereafter referred to as "COR") whereby COR clears transactions on a fully disclosed basis for the customers of Tradespot Markets Inc. in accordance with this agreement, the company is required to maintain a minimum deposit of $15,000 with COR. The company considers their clearing deposit balance with COR to be a cash equivalent.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the company had no uninsured cash balances.

Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2016

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of the SEC under rule 15c3-1, the company is required to maintain a minimum net capital defined under such rule. At December 31, 2016, the Company had net capital of $12,022 or an excess of $7,022 over the minimum required net capital of $5,000. In addition, the aggregate indebtedness as defined cannot exceed 1,500% of net capital. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was .5585 to 1. The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 3- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2016, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments as prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

8

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2016

NOTE 4 LEASE

Our current lease was renewed in March of 2016 for another 1 year period at the rate of $1,060 per month for the office space in Davie Florida. The lease rent for January and February 2016 was $1,007 per month and from March to December 2016 the monthly lease/rent payments were $1,060 per month, and are reported under rent on the statement of income. The company is obligated for rent payments of $2,120 for January and February of 2017.

NOTE 5 - INCOME TAXES

The Company with the consent of its shareholder, has elected under the internal revenue code to be an S corporation effective January 8, 1992 (the date of inception) in lieu of corporation income taxes, the shareholder of an S corporation is taxed individually on their proportionate share of the company's taxable income or loss. Therefore, no provision for federal or state income taxes has been included in these financial statements. The Shareholder and the Company are generally not subject to US Federal, state or income tax examinations related to the company's activities for the tax years before 2013.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is also a party to an agreement with a related party company owned by the Company's president which provides for a monthly retainer commitment to such party of $1,000 per month in exchange for yacht marketing services. The additional $11,400 was additional yacht marketing services that were provided, and both are reported under marketing expenses on the statement of income.

During the year ended December 31, 2016, the Company paid the company that is solely owned by the Company's president a total of $23,400 in marketing expense.

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2016

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 2, 2017, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures shown, there were no events or transactions that should be recognized or disclosed in the accompanying financial statements.

NOTE 9 – BUSINESS CONCENTRATIONS

The Company earned revenue from 3 major customers that accounted for 24.2%, 19.2% and 11.5% of commissions for the year ended December 31, 2016.

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2016

NOTE 10 COMMITMENTS AND CONTIGENCIES

As of December 31, 2016, the Company is party to one ligation event and has not accrued a legal service reserve. A civil complaint has been filed against the Company from a non-client. The Company has been a key witness for the Securities and Exchange Commission in this matter. In May 2016 the SEC brought a civil complaint against two former clients of the Company alleging that these two individuals violated securities law, including conversion of funds. The SEC after a full investigation in this matter has not brought any action against the Company. The Company is vigorously contesting the allegation and has not recorded a liability as management feels it is highly unlikely that any expense associated with the current litigation would have a material impact on the financial statements. This case while still open has not moved forward in the courts since October 2015, and the Company fully expects this matter to be dismissed.